Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES 1 CONVERTIBLE NON-VOTING PREFERRED STOCK
OF
Protara THERAPEUTICS, INC.

(pursuant to Section 151(g) of the General Corporation Law of the State of Delaware)

Protara Therapeutics, Inc. (the “Company”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY:

FIRST: That the original Certificate of Designation of Preferences, Rights and Limitations of Series 1 Convertible Non-Voting Preferred Stock (the “Series 1 Preferred Stock”) of the Company (the “Certificate of Designation”) was originally filed with the Secretary of State of the State of Delaware on January 9, 2020.

SECOND: On September 20, 2020, the Board of Directors of the Company, by unanimous written consent in accordance with the provisions of Section 141 of the DGCL, adopted a resolution to authorize, empower and direct, in the name and on behalf of the Company, a committee of the Board of Directors of the Company to negotiate and approve, execute and deliver an amendment to Company’s Certificate of Designation to increase the number of designated shares of Series 1 Preferred Stock, to file an amendment to the Certificate of Designation with the Secretary of State of the State of Delaware in accordance with Section 151(g) of the DGCL and the Company’s Sixth Amended and Restated Certificate of Incorporation, as amended.

THIRD: On September 22, 2020, a Pricing Committee of the Board of Directors of the Company, duly authorized and delegated with the full power, authority and discretion with regard to the approval and filing of a Certificate of Amendment to the Certificate of Designation (the “Amendment”), by the unanimous written consent of its members in accordance with the provisions of Section 141(c)(2) of the DGCL, adopted the following resolutions with the effect of increasing the number of shares of Series 1 Preferred Stock designated pursuant to the Certificate of Designation as follows:

RESOLVED: that the Amendment relating to the Series 1 Preferred Stock be, and it hereby is, adopted and approved to increase the number of authorized shares of Series 1 Preferred from 3,880 to 8,028;

RESOLVED: the Authorized Officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to make such filings with the Secretary of State of the State of Delaware as may be deemed necessary or appropriate with respect to such Amendment.

FOURTH: That Section 2(a) shall be amended and restated to read in its entirety as follows:

“(a) The series of preferred stock designated by this Certificate shall be designated as the Corporation’s Series 1 Convertible Non-Voting Preferred Stock (the “Series 1 Preferred Stock”), and the number of shares so designated shall be 8,028 (which shall not be subject to increase without the written consent of the Requisite Holders) and shall be designated from the 10,000,000 shares of Preferred Stock authorized to be issued by the Certificate of Incorporation. Each share of Series 1 Preferred Stock shall have a par value of $0.001 per share.”

FIFTH: This Certificate of Amendment shall become effective upon filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this 22nd day of September, 2020.

PROTARA THERAPEUTICS, INC.

By:	/s/ Jesse Shefferman
Name:	Jesse Shefferman
Title:	Chief Executive Officer